

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Jay Maull
President, CEO and Chairman
Gemxx Corp.
2300 West Sahara Avenue, Suite 800
Las Vegas, NV 89102

> **Re: Gemxx Corp.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 25, 2022**
> **File No. 024-11922**

Dear Mr. Maull:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2022 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed July 25, 2022

The Company, page 8

1. We note your response to comment 1. Please revise to include the following pursuant to Item 1304(b) of Regulation S-K:

   • A description of existing infrastructure located on your property including mobile equipment as depicted in the figure on page 13 of your amended filing, and clarify if current mining activities are performed "in house" or by contractors. If contractors, describe the agreements related to the work performed.
   • A description of the conditions that must be met in order to obtain or retain your property.

- A brief description of the present condition of the property, including work that you have completed on the property and your proposed program of exploration. Include three years of production data, if applicable.
- As a company with no mineral resources or mineral reserves, clarify that the property is an exploration stage property and that you are an exploration stage company.
- Provide a description of the property history including previous operators.
- Describe any significant encumbrances to the property including permitting requirements.

2. We note your response to comment 2, and your statement that you have assumed the information provided by the previous owner to be true and accurate. Disclosure of exploration results must be based on and accurately reflect information and supporting documentation prepared by a qualified person pursuant to Item 1302(a)(1) of Regulation S-K. Additionally, the disclosure of exploration results for a material property must include the information specified under Item 1304(g) of Regulation S-K. Please review these items and revise your filing as necessary.

General

3. We note your response to prior comment 4 and the unchanged disclosures at page 15 and elsewhere regarding China and Hong Kong. Your response letter indicates that the company has no significant sales or physical assets in China nor are there significant stakeholders from China. The publicly available Sample Letter to China-Based Companies clarifies at footnote 8 the Division's view that the relationship between China and Hong Kong may raise similar risk considerations for companies based in, or with the majority of their operations in, Hong Kong. Therefore, please clarify whether your response considered the scope of the company's operations in Hong Kong, including but not limited to sales, physical assets, manufacturing, warehousing, order fulfillment, and shipping.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo